United States
Securities and Exchange Commission

Washington, D. C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year end December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from     to
Commission file number

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Plumas Bank
401 (k) Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its Principal executive officer:

Plumas Bancorp

35 S. Lindan Avenue
Quincy, CA 95971

PLUMAS BANK

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2004 AND 2003

AND

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2004

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

PLUMAS BANK
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004 and 2003	3

Notes to Financial Statements	4-8

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2004	9
EXHIBIT 23.1

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
Plumas Bank 401(k)
Profit Sharing Plan

     We have audited the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the “Plan”) as of and for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan as of and for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ Perry-Smith LLP
May 17, 2005

PLUMAS BANK
401(k) PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003
ASSETS
Participant-directed investments at fair value (Note 3)	$6,492,460	$5,489,673
Participant loan balances	140,469	116,066

Net assets available for benefits	$6,632,929	$5,605,739

The accompanying notes are an integral
part of these financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS

Investment income (Note 3):
Net appreciation in fair value of investments	$483,184	$840,284
Interest and dividends	66,273	62,282

Total investment income	549,457	902,566

Contributions:
Participant	540,553	450,514
Employer	159,663	142,892

Total contributions	700,216	593,406

Total additions	1,249,673	1,495,972

DEDUCTIONS

Benefits paid to participants	222,483	64,123

Net increase	1,027,190	1,431,849

Net assets available for benefits:
Beginning of year	5,605,739	4,173,890

End of year	$6,632,929	$5,605,739

The accompanying notes are an integral
part of these financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Plumas Bank (the “Bank”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.

General

The Bank established the Plan effective on April 1, 1988, that provides all Bank employees, not otherwise excluded, who have completed 90 days of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. All investments in the Plan are participant directed. Prudential Trust Company (Prudential) is the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Amendment

Effective May 19, 2004, the Plan’s Sponsor amended the Plan to limit participant elective deferral allocations for Plumas Bancorp common stock to 50% of the total elective deferrals for each participant.

Participant Contributions

The annual deferral for each participant is limited to amounts annually determined under the Internal Revenue Code (IRC) Section 402(g)(1). All participant contributions and earnings thereon are 100% vested.

Employer Contributions

The Bank provides a 100% match on each participant’s elective deferral up to 3% of the participant’s eligible compensation. At the discretion of the Bank, the Bank may also make a non-elective contribution to the Plan limited by IRC Sections 404 and 415. During 2003 and 2004 the Bank made no discretionary contributions. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Percentage
Service	Vested
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

PLUMAS BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

1.	DESCRIPTION OF PLAN (Continued)

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of the Bank’s contribution and Plan earnings and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant’s Investment Options

Participants direct all of their voluntary contributions and their portion of the employer matching contributions among any or all of the investment options offered by Prudential Insurance Company of America (Prudential). The investment options include a range of funds that are invested in shares of thirteen registered investment companies (mutual funds) that invest mainly in common stocks and bonds.

In addition, participants have the option of investing in Plumas Bancorp common stock, up to 50% of the participant’s total elective deferrals. These investments are also maintained by the Plan’s Trustee.

Participants may change their investment options without restriction.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer (from) to the investment fund (to) from the Participant Loans fund. Loan terms range from one to five years, or longer if used to purchase the primary residence of the participant. The loans are secured by the balance in the participant’s account and bear interest at prevailing market rates at the time of borrowing. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Upon termination of employment or other reasons specified by the Plan, a participant with a vested account balance that exceeds $3,500 may elect to receive: (1) a lump sum payment, (2) a part lump sum payment and part installment payments as described in (3), or (3) installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant’s life expectancy or the joint life expectancy of the participant or participant’s beneficiary. For a participant with a vested account balance of $3,500 or less, a lump sum payment is distributed to the participant. As of December 31, 2004, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

PLUMAS BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

1.	DESCRIPTION OF PLAN (Continued)

Forfeitures

Forfeitures from the nonvested portion of terminated employees’ account balances can be used to reduce employer contributions in the following plan year. Forfeitures totaling $4,762 and $5,045 were used to reduce employer contributions for the years ending December 31, 2004 and 2003, respectively.

Administrative Costs

The Bank pays the administrative costs of the Plan. Investment management fees are paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and the common stock of the Plan Sponsor. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices as of the last business day of the Plan year are used to value investments in registered investment companies (mutual funds) as well as in Plumas Bancorp’s common stock. Participant loans receivable are valued at the outstanding loan balances.

PLUMAS BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition (Continued)

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Payment of Benefits

Benefits are recorded when paid.

3.	INVESTMENTS

The following table presents the fair value of the investments in the Plan. Investments representing more than 5% of the Plan’s net assets as of December 31, 2004 and 2003 are separately identified.

	December 31,
	2004	2003
Investments at quoted market prices:
Plumas Bancorp Common Stock	$1,594,188	$1,632,803
Davis NY Venture Fund	1,014,566	766,285
Stable Value Fund	663,491	557,358
PIMCO Total Return Fund	613,554	598,346
Euro Pacific Growth Fund	470,149	312,313
Van Kampen Equity Income Fund	456,411	328,572
Jennison Growth Fund	435,601	343,121
Other investments	1,244,500	950,875

	6,492,460	5,489,673

Investments at estimated fair value:
Loans to participants	140,469	116,066

Total investments	$6,632,929	$5,605,739

The Plan’s investments, including investments bought, sold and held during the year, appreciated in value by $483,184 and $840,284 during 2004 and 2003, respectively.

PLUMAS BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

4.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential. Prudential is the Trustee as defined by the Plan and, therefore, these transactions quality as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan’s investments in Plumas Bancorp common stock (a party-in-interest) are as follows:

	December 31,
	2004	2003
Number of shares	75,914	81,640
Fair value, based on quoted market values	$1,594,188	$1,632,803

The Plan’s investment in the Bancorp’s common stock, including investments bought, sold and held during the year, appreciated in value by $64,589 and $237,536 during 2004 and 2003, respectively, which is included in the investment appreciation discussed in Note 3.

5.	CONCENTRATION OF INVESTMENTS

At December 31, 2004 and 2003, the Plan held investments in Plumas Bancorp common stock, representing approximately 24% and 29% of net assets available for benefits, respectively. A substantial decline in the performance of Plumas Bancorp common stock could have an adverse impact on the performance of the Plan as a whole.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Bank by a letter dated November 20, 1992, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the financial statements.

SUPPLEMENTAL SCHEDULE

PLUMAS BANK
401(k) PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER: 95-3520374
PLAN NUMBER: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

		(c)
	(b)	Description of Investment,
	Identity	Including Maturity Date,
	of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	(e)
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Davis NY Venture Fund	Mutual Fund	*	$1,014,566
	Stable Value Fund	Mutual Fund	*	663,491
	PIMCO Total Return Fund	Mutual Fund	*	613,554
	Euro Pacific Growth Fund	Mutual Fund	*	470,149
	Van Kampen Equity Income Fund	Mutual Fund	*	456,411
	Jennison Growth Fund	Mutual Fund	*	435,601
	Franklin Small Cap Fund	Mutual Fund	*	313,701
	Jennison Equity Fund	Mutual Fund	*	297,117
	Goldman Sachs Small Cap Fund	Mutual Fund	*	227,455
	Stock Index Fund	Mutual Fund	*	203,931
	US Emerging Growth Fund	Mutual Fund	*	165,506
	Growth Fund of America	Mutual Fund	*	36,790
**	Plumas Bancorp	Common Stock – 75,914 shares	*	1,594,188
**	Participant Loans	Maturing at various dates through
		December 2009 at interest rates
		ranging from 5.0% to 9.5%		140,469

				$6,632,929

*	Information regarding the cost of investments at December 31, 2004 is not required as investments are participant directed.

**	Party-in-interest to the Plan.